EXHIBIT 12

[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

January 28, 2005

BlackRock Exchange Portfolio

40 East 52nd Street

New York, New York 100225

State Street Research Exchange Fund

One Financial Center

Boston, Massachusetts 02111

Ladies and Gentlemen:

We have acted as special counsel to the BlackRock Exchange Portfolio (the “Acquiring Fund”), a series of the BlackRock Funds, an open-end investment company organized as a Massachusetts business trust, in connection with the Acquiring Fund’s acquisition of all of the assets (the “Assets”) of the State Street Research Exchange Fund (the “Target Fund”), a series of the State Street Research Exchange Trust, an open-end investment company organized as a Massachusetts business trust, solely in exchange for Investor A, Investor B, Investor C and Institutional shares of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of certain stated liabilities (the “Stated Liabilities”) of the Target Fund, and the subsequent liquidation of the Target Fund (collectively, the “Reorganization”) pursuant to the Agreement and Plan of Reorganization, dated January 28, 2005, between the Acquiring Fund and the Target Fund (the “Agreement”). You have requested our opinion regarding whether the Reorganization will be treated for United States federal income tax purposes as a reorganization qualifying under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Unless otherwise defined, capitalized terms used in this opinion have the meanings assigned to them in the Agreement.

In connection with our opinion, we have reviewed originals or copies, certified or otherwise identified to our satisfaction, of the Agreement, the Proxy Statement/Prospectus (prepared with respect to the Reorganization), the Statement of Additional Information (also prepared with respect to the Reorganization), and such other documents, certificates and records as we have deemed necessary or appropriate as a

BlackRock Exchange Portfolio

State Street Research Exchange Fund

January 28, 2005

basis for the opinion set forth below. We have assumed that the Reorganization will be consummated in accordance with the Agreement, the Proxy Statement/Prospectus, the Statement of Additional Information and such other documents, certificates and records.

For purposes of our opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. We have assumed that such documents, certificates and records are duly authorized, valid and enforceable.

In rendering our opinion, we have also relied upon statements and representations of officers and other representatives of the Acquiring Fund and the Target Fund and have assumed that such statements and representations are and will continue to be correct without regard to any qualification as to knowledge or belief.

In rendering our opinion, we have relied on the Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “Service”) and such other authorities as we have considered relevant, all as in effect as of the date of this opinion and all of which are subject to differing interpretations or change at any time (possibly with retroactive effect). A change in the authorities upon which our opinion is based could affect our conclusions. No assurance can be given that the Service would not assert, or that a court would not sustain, a position contrary to this opinion.

Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:

(a)	the transfer of all of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Stated Liabilities of the Target Fund followed by the distribution of Acquiring Fund Shares to the Target Fund shareholders in complete dissolution and liquidation of the Target Fund will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(b)	no gain or loss will be recognized by the Acquiring Fund upon the receipt of all of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Stated Liabilities of the Target Fund;

(c)	no gain or loss will be recognized by the Target Fund upon the transfer of the Assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Stated Liabilities of the Target Fund or upon the distribution of Acquiring Fund Shares to

BlackRock Exchange Portfolio

State Street Research Exchange Fund

January 28, 2005

Target Fund shareholders in exchange for such shareholders’ shares of the Target Fund in liquidation of the Target Fund;

(d)	no gain or loss will be recognized by the Target Fund shareholders upon the exchange of their Target Fund shares solely for Acquiring Fund Shares in the Reorganization;

(e)	the aggregate tax basis of Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund shares exchanged therefore by such shareholder;

(f)	the holding period of Acquiring Fund Shares to be received by each Target Fund shareholder pursuant to the Reorganization will include the period during which the Target Fund shares exchanged therefore were held by such shareholder, provided such Target Fund shares are held as capital assets at the time of the Reorganization;

(g)	the tax basis of the Assets acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Target Fund immediately before the Reorganization; and

(h)	the holding period of the Assets in the hands of the Acquiring Fund will include the period during which those Assets were held by the Target Fund.

Except as set forth above, we express no other opinion. This opinion is furnished to you solely for your benefit in connection with the Reorganization and is not to be relied upon by anyone else without our prior written consent. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes of the matters stated or assumed herein or any subsequent changes in applicable law.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

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